[redacted]

14049741

SEC Mail Processing Section
RECEIVED
MAR 14 2014
Wash., DC 193

AB 3/25

SECURITIES A
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dakota Securities International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7241 SW 63 Ave, Suite 101A
(No. and Street)

Miami	FL	33143
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Zipper 305-403-7500 X304
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas F Walsh CPA PA
(Name – *if individual, state last, first, middle name*)

2899 West Prospect Road, Suite G	Fort Lauderdale	FL	33309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/24/14

OATH OR AFFIRMATION

I, Bruce Zipper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dakota Securities International, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA JONES-RODRIGUEZ
Notary Public, State of Florida
Commission # FF 34054
My comm. expires July 7, 2017

Notary Public 3/13/14

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dakota Securities International, Inc.
Financial Statements
December 31, 2013

Table of Contents

	Page
Report of Independent Certified Public Accountants	2
Financial Statements	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Stockholders' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8
Supplementary Information	
Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934	12
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934	13
Report of Independent Certified Public Accountants on Internal Control Structure Required by Rule 17a-5 of the Securities Exchange Act of 1934	14

Thomas F Walsh CPA PA
2899 West Prospect Road
Ft. Lauderdale, FL 33309

954 514-7119 email: tom@tfwcpa.com

Member Florida Institute of Certified Public Accountants

Independent Auditor's Report

Board of Directors
Dakota Securities International, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Dakota Securities International, Inc., (the Company) as of December 31, 2013, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dakota Securities International, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the schedules on pages eleven through thirteen is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the schedules on pages eleven through thirteen has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the schedules on pages eleven through thirteen is fairly stated in all material respects in relation to the financial statements as a whole.

Thomas F Walsh CPA PA

Fort Lauderdale, Florida

March 12, 2014

Dakota Securities International, Inc.
Statement of Financial Condition
December 31, 2013

Assets

Current Assets	
Cash	$ 23,878
Due from clearing organization	4,784
Prepaid expenses	1,291
Security Deposits	2,400
Total Current Assets	32,352
Property and Equipment	
Fixed Assets	99,960
Accumulated depreciation	(74,840)
Total Property and Equipment	25,120
Total Assets	$ 57,472

Liabilities and Stockholders' Equity

Current Liabilities	
Accounts Payable	$ 2,109
Accrued expenses	1,459
Total Liabilities	3,568
Stockholders' Equity	
Common stock, par value $.01 per share, authorized and issued 11,100 shares	111
Additional paid in capital	76,311
Accumulated deficit	(22,517)
Total Stockholders' Equity	53,905
Total Liabilities and Stockholders' Equity	$ 57,472

The accompanying notes are an integral part of these financial statements.

Dakota Securities International, Inc.
Statement of Operations
For the Year Ended December 31, 2013

Revenues	
Commissions	$ 264,486
Interest and Dividends	1,771
Other Income	22,097
Total Revenues	288,355
Operating Expenses	
Employee compensation & benefits	3,014
Clearing and execution costs	64,982
Communication & data processing	3,538
Occupancy	22,576
Other Expenses	186,327
Penalties	(263)
Total Operating Expenses	280,174
Net Income (Loss)	$ 8,181

The accompanying notes are an integral part of these financial statements.

Dakota Securities International, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2013

	Common Stock		Additional Paid - In	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance, January 1, 2013	11,100	$ 111	$ 125,705	$ (30,698)	$ 95,118
Shares issued					-
Additional Paid In Capital			(49,394)		(49,394)
Net Income (Loss)				8,181	8,181
Balance, December 31, 2013	11,100	$ 111	$ 76,311	$ (22,517)	$ 53,905

The accompanying notes are an integral part of these financial statements.

Dakota Securities International, Inc.
Statement of Cash Flows
For the Year Ended December 2013

Operating Activities	
Net Income	$ 8,181
Adjustments to reconcile Net Income to net cash provided by operations:	
Depreciation	11,408
Accounts Receivable	(1,080)
Prepaid expenses	3,106
Accounts Payable	79
Accrued expenses	(5,864)
Net cash provided by operating activities	15,830
Investing Activities	
Fixed Assets	(13,105)
Net cash provided by investing activities	(13,105)
Financing Activities	
Additional paid in capital	(49,393)
Shareholder loan receivable	48,959
Net cash provided by financing activities	(435)
Net cash increase for period	2,291
Cash at beginning of period	21,587
Cash at end of period	$ 23,878

The accompanying notes are an integral part of these financial statements.

Dakota Securities International, Inc.
Notes to Financial Statements
December 31, 2013

1. Organization

Dakota Securities International, Inc. (the "Company") was incorporated in Florida on January 9, 2004. The Company is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company conducts a full service brokerage operation in Miami, Florida. The Company is an introducing broker dealer and all securities transactions are cleared through its broker dealer on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents – The Company considers all unrestricted deposits and highly liquid investments, with an original maturity date of three months or less, to be cash equivalents.

Fair Value of Financial Instruments – The financial instruments of the company consisting of commissions due from the clearing organization, accounts payable, and accrued expenses are reported in the accompanying statement of financial condition at their carrying values, which approximate their fair values due to their short-term nature.

Property and Equipment – Property and equipment are recorded at cost. Depreciation of property and equipment are provided utilizing the straight line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvements or the term of the lease.

Securities Transactions – Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions and Fees – Commissions and fees include revenues generated from transactional fees charged to customers. Commissions and fees also include mutual fund transaction sales commissions and trailer fees, which are periodic fees paid by mutual funds as an incentive to keep assets invested with them over time.

Advertising – Advertising costs are expensed as incurred.

Income Taxes – The Company, with the consent of its stockholders, made the "S" election under the Internal Revenue Code, whereby all taxable transactions flow through to the shareholders. This election was voided on September 13, 2013 when one of the shareholders sold shares to an LLC. From that date on, the Company will be taxed as a regular corporation (See Note 9).

Income taxes are now provided based on current enacted and applicable income tax rates. Current and deferred income taxes are calculated based on an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Management Estimates and Assumptions – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Subsequent Events – The subsequent events have been evaluated through March 12, 2014, the date the financial statements were available to be issued.

3. Commissions Due from Clearing Organization

Commissions due from clearing organization are $ 4,784 as at December 31, 2013.

4. Due from Stockholder

Advances to stockholders are nil as at December 31, 2013.

5. Property and Equipment

At December 31, 2013, property and equipment consisted of the following:

		Estimated Useful Lives
Equipment	$ 39,265	3-5 Years
Furniture and Fixtures	21,522	7 Years
Software	39,173	3 Years
	$ 99,960	
Less: Accumulated Depreciation	(74,840)	
	$ 25,120	

Depreciation expense charged to income was $ 11,408 in 2013.

6. Commitments and Contingencies

The securities industry is subject to extensive regulation under Federal, state, and applicable international laws. As a result, the Company is required to comply with many complex laws and rules and its ability to comply is dependent in large part upon the establishment and maintenance of a qualified compliance system. From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitration, and

administrative claims involving securities and other matters. The Company is also subject to periodic regulatory audits and inspections. Compliance and trading problems are reported to regulators, such as the SEC, the NYSE, the FINRA, or the OTS by dissatisfied customers or others and are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by customers and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business.

Operating Lease

The Company leases office space under a lease that expires September 30, 2014. Aggregate annual base rents under the lease as at December 31, 2013, were as follows:

2014	$15,975
Total	$15,975

Rent expense was $ 25,965 for the year ended December 31, 2012

7. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. As at December 31, 2013, the Company had a net capital excess of $ 20,094.

8. Off Balance Sheet Risk

In the normal course of business, the Company purchases and sells securities as principal for its own account and on behalf of its customers. If either the customer or the broker dealer fails to perform, the Company could be required to discharge the obligations of the non-performing party. In these circumstances, the Company could sustain a loss of market value if the security contract is different from the value of the transaction.

Retail customer transactions are cleared through the clearing organization on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the clearing organization may charge the Company for any loss incurred in satisfying the customer obligations. Additional credit risk occurs if the clearing organization or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

9. Provision for Income Taxes

Income tax for the year ended December 31, 2013 consists of the following:

	Federal	State	Total
Current	$ 0	$ 0	$ 0
Deferred	0	0	0
Total	$ 0	$ 0	$ 0

Estimated Net Operating Loss (NOL) during the time the Company was taxed as a "C" corporation of approximately $15,000 will be available to offset future net taxable income based on enacted tax laws and rates applicable to the periods in which this difference affects taxable income. This NOL is not reflected on the Statement of Financial Condition as a Deferred Tax Asset.

Dakota Securities International, Inc.
Computation and Reconciliation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2013

Computation of Net Capital

Total stockholders' equity qualified for net capital	$	53,905
Deductions:		
Non-allowable assets		28,811
Net capital before haircuts on securities positions		25,094
Haircut		-
Net Capital	$	25,094
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	238
Minimum dollar net capital required		5,000
Net capital requirement (greater of two requirements)	$	5,000
Net capital excess (deficiency)	$	20,094

Aggregate Indebtedness:

Total aggregate indebtedness included in the Statement of Financial Condi	$	3,568
Ratio of aggregate indebtedness to net capital		14.22%

Reconciliation:

Net capital, per page 3 of the December 31, 2012, unaudited Focus IIA Report, as filed	$	24,681
Net audit adjustments		413
Net capital, per December 31, 2012 audited report, as filed	$	25,094

See independent auditors' report.

Dakota Securities International, Inc.
Information Relating to the Possession or Control Requirements
Under Securities and Exchange Commission Rule 15c3-3
As of December 31, 2013

Dakota Securities International, Inc. is not required to file the above schedules as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker dealers on a fully disclosed basis.

Report of Independent Certified Public Accountants
On Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Dakota Securities International, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Dakota Securities International, Inc. for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives states in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and the net capital under rule 17a3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. making quarterly securities examinations, counts, verifications, and comparisons and recordation of the differences required by rule 17a-13,
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for the which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial date reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to by material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Thomas F Walsh CPA PA

Fort Lauderdale, Florida

March 12, 2014